SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	May	2011
Commission File Number	001-31395
Sonde Resources Corp.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News release, dated May 25, 2011.

Document 1

For Immediate Release	May 25, 2011

SONDE RESOURCES CORP.  ANNOUNCES FIRST QUARTER 2011
FINANCIAL AND OPERATING RESULTS AND APPOINTMENT OF NEW CFO

CALGARY, ALBERTA--(Marketwire – May 25, 2011) - Sonde Resources Corp. ("Sonde" or the "Company") (TSX: SOQ) (NYSE Amex LLC: SOQ) announces the release of its financial and operating results for the first quarter ended March 31, 2011 and management's discussion and analysis and financial statements for the first quarter ended March 31, 2011, can be viewed on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.  Shareholders have the ability to receive a hard copy of the Company's complete first quarter financial statements free of charge upon request.

First Quarter Financial and Operational Review

Three months ended March 31
($ thousands except share, per share and operating amounts) (unaudited)	2011	2010	% change
Financial
Petroleum and natural gas sales, net	8,749	8,601	2
Cash flow from operations(1)	1,240	3,054	(59)
Cash flow per share – basic (1)	$0.02	$0.05	(40)
Net loss	(6,261)	(2,697)	232
Net loss per share - basic	($0.10)	($0.05)	28
Capital expenditures	12,322	8,645	43
Working capital surplus	9,157	44,842	(80)
Shares outstanding at period end	62,301	57,465	8
Operating
Natural gas (mcf/d)	12,377	13,104	(6)
Natural gas liquids (bbl/d)	208	138	51
Crude oil (bbl/d)	469	456	3
Total production (boe/d)	2,740	2,779	(1)
Prices
Natural gas ($/mcf)	4.14	5.41	(23)
Natural gas liquids ($/bbl)	65.92	42.50	55
Crude oil ($/bbl)	83.70	77.24	8
Total ($/boe)	35.48	34.39	3

(1) Non-GAAP measure

Financial and Operating Highlights

In Western Canada, Sonde focused capital activity on continuing its successful 2010 program.  The Company concentrated on re-entries and work-overs of its extensive portfolio of standing suspended wells in the three months ending March 31, 2011, performing five gross (4.1 net) new-zone re-entries, and nine gross (6.7 net) work-overs. This program continues to generate enough new production and cash flow to effectively eliminate base declines. In addition, concentrating on liquids-rich opportunities allowed the Company to decrease its gas / oil ratio to approximately 75% in the three months ending March 31, 2011, as compared to approximately 85% gas in the same quarter last year.

In addition, the Company drilled its first horizontal well in the Drumheller Mannville I pool in March 2011, which is in the process of being completed.  The Company is preparing eight additional horizontal locations in Drumheller for drilling in the second and third quarters of 2011, plus two horizontal development wells in the Kaybob area and one horizontal exploration well in the emerging Duvernay oil resource play.

Western Canada average daily production for the first quarter averaged 2,740 boe/d compared to 2,779 boe/d for the same quarter in 2010. This quarter was slightly lower than the fourth quarter of 2010’s average of 3,087 BOE per day. This quarter was impacted primarily by the temporary shutdowns of third party gas plants in the Kaybob area.  The natural gas volume declines were partially offset by new crude oil production.

•
The first quarter production revenue after transportation, royalties and realized hedging activities was $8.7 million compared to $8.6 million in 2010. The Company realized an average sales price of $35.48 including hedging activity per BOE for the first quarter compared to $34.39 per BOE in 2010 period and $35.22 in the fourth quarter 2010. Crude oil and natural gas liquids price more than offset the decline in natural gas prices.  We continue to emphasize crude oil or rich natural gas production with our capital programs.

•
Operating costs on a quarterly basis were $3.7 million in the first quarter compared to $2.9 million in the comparable quarter in 2010, $0.3 million of increase was workovers and the balance was increased maintenance activities. We have started to disclose our well workover cost separately from our normal operating expense.  We believe that we should highlight our emphasis on wells that have been shut in or in need of maintenance and to arrest normal production declines.

•
The first quarter 2011 reflected a net loss of $6.3 million ($8.9 million total comprehensive loss) compared to a net loss of $2.7 million ($6.3 million total comprehensive loss) in the first quarter 2010 on a restated basis for the conversion to IFRS. Revenue declined from $11.5 million to $7.3 million as a result of an increase of $4.5 million in the loss on mark to market in our commodity derivatives offset by $0.3 million in higher revenue.  Operating expenses increased by $0.8 million due to increased workover activity and stock based compensation increased by $1.6 million as a result of additional grants and the conversion to IFRS.  An additional, $0.8 million of abandonment expense was incurred due to mandatory well and property reclamations, a $1.2 million loss on discontinued operations was offset by a $4.1 million positive change in financial derivatives and $1.0 million positive change in other comprehensive income.

•
Capital expenditures for continuing operations in the first quarter were $12.3 million versus $8.6 million in the same quarter 2010.  The increase was comprised of a decline in Western Canada of $1.7 million and $3.7 million related to discontinued operations offset by an increase in North Africa of $8.7 million for the completion and testing of the N. Zarat -1 well and $0.4 million in corporate assets.  One well was drilled in our Western Canada program and completion was delayed by the spring break up until the second quarter.

The Company is accounting for the planned sale of its Trinidad and Tobago Assets as Assets and Liabilities Held for Sale.  Our Condensed Consolidated Statements of Financial Position reflect our Western Canada, North Africa and corporate activities.  We completed the sale of Liberty Natural Gas LLC on February 22, 2011 and closing cost adjustments have been reported in the Net Loss from Discontinued Operations.

Business Overview and Future Strategy

In Trinidad, the Company has received correspondence indicating the Minister of Energy and Energy Affairs agreement to proceed with the sale of Block 5(c) and the Mayaro-Guayaguayare Bay Block Exploration and Production license to Niko Resources Ltd. (“Niko”). The necessary documents are being prepared to guarantee the transfer from Sonde to Niko under the direction of the Ministry.

Subject to the completion of the Trinidad Sale, we anticipate 2011 Western Canada capital expenditures to be approximately $34 million with near-term focus on the Drumheller and Kaybob core areas.

The Company is focused on the maximization of long-term sustainable value to its shareholders by:

•
Developing the Western Canada asset base to increase average daily production along with replacement of producing reserves on an economic and cost effective basis by exploitation, full-cycle exploration and strategic acquisition.

•	Currently evaluating its entire acreage position in anticipation of an aggressive, multi-year drilling program.

•
Evaluating the commercial development potential of the feature associated with the Zarat-1 North appraisal well in North Africa, as well as discussing unitization options with owners of an adjacent concession as a result of drilling the appraisal well, and evaluating the recoverable reserve scenarios, development options and cost estimates for the field’s development.

Speaking today, Mr. Schanck, Sonde’s President and Chief Executive Officer, said, “The Company continues to monitor the Trinidad government approval progress as well as the political situation in North Africa while focusing on near term growth in Western Canada.  We will continue to monitor our cash position and intend to aggressively pursue our growth strategy and development of our assets as funds and circumstances permit.”

Kurt Nelson Joins Sonde as CFO

Mr. Nelson brings with him over 37 years’ experience in finance.  From June 2008 to present, Mr. Nelson worked in a private upstream petroleum finance practice. Prior thereto, from November 2001 to May 2008, he was Vice President and Chief Accounting Officer for Harvest Natural Resources, Inc. (“Harvest”) a public oil and gas company and from  November 2001, he served as Vice President and Controller. From September 2000 until November 2001, Mr. Nelson was Manager, Operations Analysis for Anadarko Petroleum Corporation. Prior to his time with Anadarko, Mr. Nelson spent 19 years with The Louisiana Land and Exploration Company and its successor Burlington Resources, Inc., holding various positions, including Manager, Business Development. Mr. Nelson holds a B.B.A. degree in Business Administration from the University of Houston and is a Certified Public Accountant.

Mr. Schanck, President and CEO said: “We look forward to Mr. Nelson assuming the role as CFO for Sonde. Mr. Nelson brings with him a very successful 37 year career in oil and gas accounting and business development. We are thrilled he is joining the management team.”

The assumption by Mr. Nelson of his duties as CFO is subject to obtaining requisite Canadian work permits.

The Company filed its first quarter unaudited financial statements, Management Discussion and Analysis with SEDAR and Form 10-Q with the Securities and Exchange Commission on May 25, 2011. These reports contained a going concern explanatory note. This uncertainty results from whether the Company will be able to close the sale of its Trinidad and Tobago assets in the near term.

Sonde Resources Corp. is a Calgary, Alberta, Canada based energy company engaged in the exploration and production of oil and natural gas.  Its operations are located in Western Canada, and offshore North Africa.  See Sonde’s website at www.sonderesources.com to review further detail on Sonde’s operations.

Non-GAAP Measures – This document contains terms such as cash flow from operations and cash flow per share, which are non-GAAP financial measures that do not have any standardized meaning prescribed by GAAP and are, therefore, unlikely to be comparable to similar measures presented by other issuers.  Management believes cash flow from operations and cash flow per share are relevant indicators of the Company’s financial performance, ability to fund future capital expenditures and repay debt. Cash flow from operations and cash flow per share should not be considered an alternative to or more meaningful than cash flow from operating activities, as determined in accordance with GAAP, as an indicator of the Company's performance. These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability generate funds to finance its operations.

Boe Presentation – Production information is commonly reported in units of barrel of oil equivalent ("boe").  For purposes of computing such units, natural gas is converted to equivalent barrels of oil using a conversion factor of six thousand cubic feet to one barrel of oil.  This conversion ratio of 6:1 is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.  Such disclosure of boes may be misleading, particularly if used in isolation.  Readers should be aware that historical results are not necessarily indicative of future performance.

This news release contains "forward-looking information" within the meaning of applicable Canadian securities laws and "forward looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements include, among others, those concerning our anticipated operational plans and activities including our development and exploration program in Western Canada, the exploration, development and drilling programs in North Africa, the sale of our assets in Trinidad and Tobago the expected continued production growth and strategy of the Company, and the expectation of successful future results.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, operating conditions, management's expectations regarding future growth, plans for and result of drilling activity, availability of capital, and capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve and resource estimates; the uncertainty of estimates and projections in relation to production; risks affecting the Company's ability to execute projects and market oil and natural gas; risks inherent in operating in foreign jurisdictions; the ability to attract and retain key personnel; and the inability to raise additional capital. Additional assumptions and risks are set out in detail in our Annual Information Form, available on SEDAR at www.sedar.com., and the Company's annual reports on Form 40-F on file with the U.S. Securities and Exchange Commission.

Although we believe that the expectations reflected in the forward-looking information or forward-looking statements are reasonable, prospective investors should not place undue reliance on forward-looking information or forward-looking statements because the Company can provide no assurance those expectations will prove to be correct. We base our forward-looking statements and forward-looking information on information currently available and do not assume any obligation to update them.

For Further Information Please Contact:

Sonde Resources Corp.
Suite 3200, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6
Investor Relations
Phone: (403) 294-1411
Fax: (403) 216-2374

www.sonderesources.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONDE RESOURCES CORP.
(Registrant)

Date:	May 25, 2011	By:	/s/ Kurt A. Nelson
		Name:	Kurt A. Nelson
		Title:	Chief Financial Officer